

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

>   **Re: Alliance Data Systems Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2010**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2010**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2010**
>   **File No. 001-15749**

Dear Mr. Heffernan:

We have reviewed your letter dated January 10, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 23, 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations Outlook

LoyaltyOne, page 34

1.   In your response to prior comment 1, you indicate that the AIR MILES Reward Program functions as a single, homogenous pool and that you have blended the breakage rate. Please explain why you continue to believe that the breakage rate should be blended for the entire pool. While we note that the reward mile is homogenous and fungible, it appears that the collector's utilization or breakage rates are different. Indicate why you

believe that there is a disparity between the two breakage rates (i.e., BMO and non-BMO). Describe the reasons why these two rates are different. In this regard, explain why these two rates are not an indication that the pool should be separated and have different breakage rates based on the type of collector and/or sponsor.

2.   You indicate in your response to prior comment 1 that the change in the breakage rate as a result of the BMO transaction does not reflect a revision in the assessment of breakage rates for non-BMO collectors. Your prior responses have not clarified why there was an adjustment for non-BMO deferred breakage liability and why this was considered a "cumulative catch up" adjustment (as noted from your response to comment 2 in your letter dated November 29, 2010). In this regard, it appears that the amount included in the sub-account for deferred breakage liability should not have changed. The number of miles for the non-BMO subject to breakage would not change as a result of the transaction. Explain why you believe that it is appropriate that the $54 million deferred breakage liability cannot be specifically calculated.

3.   While we understand the mechanics of how you calculated the premium, please explain why the premium paid under the two calculations would be significantly different for the same item. Tell us why the premium in the first table is proper when its being calculated based on a different breakage than what appears to have been used in determining the transaction price. Clarify how the consideration received from the BMO transaction was negotiated. Was the consideration received based solely on the miles expected to be redeemed using BMO's breakage rate? That is, tell us whether the unredeemed or breakage miles were excluded from the transaction consideration and negotiations. Indicate why BMO is paying the premium. Is the premium being paid to cover the potential obligations if the redemption rate is higher than anticipated? Describe your obligation to fulfill BMO miles redeemed above the expected miles to be redeemed that you assumed. You state that "the company does not believe it was probable that it would incur any future reward fulfillment costs associated with the BMO miles assumed but not expected to be redeemed." Explain why this statement of your accounting conclusion for the premium is different from your conclusion regarding breakage on your non-split fee programs where you recognize the breakage ratably.   That is, distinguish the premium and the breakage items recorded.

4.   Explain why the amount being received on a per mile basis for the BMO miles outstanding (i.e., all BMO miles ever issued less miles redeemed) would be different than the amount you use for fair value per mile for the redemption service liability. Further, explain why the amount received was not allocated to each BMO mile outstanding. Indicate why the accounting for this transaction was not similar to your accounting for a non-split fee program. That is, explain why you did not allocate the consideration received to breakage and miles expected to be redeemed for the BMO transaction using a per mile outstanding basis.

5. In response to comment 4 in your letter dated October 21, 2010, you indicate that the net impact of the change in breakage rate and the additional deferred revenue from the BMO transaction was approximately $7 million for 2009. Please reconcile this to the amount presented in the table on page 4 of your response letter dated January 10, 2010.

6. In response to prior comment 1, you state that if the net BMO premium had been straight-lined over the 23 months, this would not have resulted in materially different redemption revenue, net income, or earnings per share in any of the respective periods than that achieved using the per unit basis. Tell us what impact this would have on your segment results. In addition, please provide your SAB 99 analysis, including your computation of the difference and your assessment of qualitative factors.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Johnson, Staff Attorney, at (202) 551-3503, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3488 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief